EXHIBIT 2

Shareholders Rights Plan

The following discussion of Circuit City Stores’ shareholders rights plan assumes that, effective upon the CarMax Separation, the plan will have been amended to remove all provisions relating to the CarMax Group Common Stock and will, therefore, relate to only one series of common stock.

Under Circuit City Stores’ shareholders rights plan, each outstanding share of Circuit City common stock has associated with it a right to purchase one eight-hundredth of a share of Circuit City Stores’ Series E Preferred Stock at a purchase price of $125, subject to adjustment.

The purpose of the rights plan is to:

•	give the Circuit City Stores board of directors the opportunity to negotiate with any persons seeking to obtain control of Circuit City Stores;

•	deter acquisitions of Circuit City common stock, without assurance of fair and equal treatment of all of Circuit City Stores’ shareholders; and

•
prevent a person from acquiring in the market a sufficient number of shares of Circuit City common stock, to be in a position to block an action sought to be taken by Circuit City Stores’ shareholders, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire Circuit City Stores on terms not approved by Circuit City Stores’ board of directors and therefore would significantly increase the price that person would have to pay to acquire Circuit City Stores. Circuit City Stores’ rights plan may deter a potential hostile acquisition or tender offer.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a “distribution date,” the rights would become exercisable and Circuit City Stores would issue separate certificates representing the rights, which would trade separately from Circuit City common stock.

A “distribution date” would occur upon the earlier of:

•	the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

•
the 10th business day (or such later time as the Circuit City Stores board of directors may determine prior to any person or group of persons becoming an acquiring person) following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

Under Circuit City Stores’ shareholders rights plan, a person or group of persons becomes an “acquiring person” if such person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Circuit City common stock.

If any person or group of persons becomes an acquiring person, then, following the distribution date, each holder of a right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of Circuit City common stock having a market value two times the exercise price.

At any time following the date on which a person or group of persons becomes an acquiring person, if:

•	Circuit City Stores merges or enters into any similar business combination and Circuit City Stores is not the surviving corporation,
•
another entity merges or enters into any similar transaction with Circuit City Stores, and Circuit City Stores is the surviving corporation but all or part of Circuit City’s common stock is converted or exchanged for other securities, cash or property,

•	Circuit City Stores enters into a statutory share exchange, or

•	50% or more of the assets or earning power of Circuit City Stores is sold or transferred,

then following the distribution date, each holder of a right will be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

At any time prior to the time a person or group of persons becomes an acquiring person, Circuit City Stores’ board of directors may redeem all of the rights at a redemption price of $0.005 per right. On the redemption date, the rights will expire, and the only entitlement of the holders of rights will be to receive the redemption price.

At any time after a person or group of persons becomes an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of Circuit City common stock, Circuit City Stores may require a holder to exchange all or any portion of its rights at an exchange ratio of one share of Circuit City common stock or one eight-hundredth of a share of Series E preferred stock per Circuit City right.

Until a right is exercised, the holder of a right will have no rights as a shareholder of Circuit City Stores, including, without limitation, the right to vote or to receive dividends. After exercise, each one eight-hundredth of a share of Series E preferred stock will be entitled to:

•	a quarterly dividend equal to the greater of the quarterly dividend declared on the Circuit City common stock or $0.005,

•
upon liquidation, a minimum preferential liquidation payment equal to the greater of $125 or the market price of the Circuit City common stock at the time of liquidation, plus accrued and unpaid dividends, and

•	in the event of a merger, consolidation or other transaction in which Circuit City common stock is exchanged, the same amount received per share of Circuit City common stock.

The rights will expire on April 14, 2008, unless earlier exercised by a holder or redeemed by Circuit City Stores.

Provisions of Circuit City Stores’ shareholders rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to the time any person or group of persons becomes an acquiring person, Circuit City Stores may supplement or amend other provisions of the shareholders rights plan in any manner, without the approval of any holders of rights, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, Circuit City Stores may, without the approval of any holders of rights, supplement or amend the shareholders rights plan only:

•	to cure any ambiguity, defect or inconsistency, or

•	in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

Although the issuance of the rights will not be taxable to shareholders or to Circuit City Stores, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of Circuit City Stores or for common stock of an acquiring person, as described above, or are redeemed.

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